UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC File Number 000-27267

(Check One)
  [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR

                    For Period Ended: December 31, 2004
                                      -----------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.|
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| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     I/OMAGIC CORPORATION
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Full Name of Registrant

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Former Name if Applicable

     4 MARCONI
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Address of Principal Executive Office (Street and Number)

     IRVINE, CALIFORNIA 92618
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant is working to finalize certain restatements of its prior financial statements for the years 2001, 2002, 2003, and the first nine months of 2004, and the Registrant's independent registered public accounting firm has not yet completed all procedures required for its audit of the Registrant's financial statements for the year ended December 31, 2004. Based upon the Registrant's analysis of its revenue recognition accounting policies and methodologies, the Registrant has decided to correct certain errors relating to its prior accounting for sales incentives and product returns. The Registrant's correction of these errors will be reflected in its Form 10-K for the year ended December 31, 2004.

The Registrant's correction of these errors will include the Registrant's restatement of its income statements for the years 2002 and 2003 and its retained earnings resulting from errors occurring prior to January 2002, as well as its quarterly data for these periods and for the first nine months of 2004, which quarterly data will be included in a Note to its financial statements in its Form 10-K for the year ended December 31, 2004. In addition, the Registrant will provide prominent disclosure of the reasons for the restatements, including the current application of the Registrant's policies and methodologies of accounting for sales incentives and product returns. The Registrant will also quantify the changes, for each period presented, resulting from the restatements. In addition, the Registrant anticipates that its independent registered public accounting firm will provide an explanatory footnote in its audit report to further highlight the correction of these errors.

The Registrant is also working to incorporate into its Form 10-K for the year ended December 31, 2004 disclosures responsive to comments received from the Staff of the Securities and Exchange Commission regarding the Registrant's pending Registration Statement on Form S-1.

The Registrant anticipates filing with the Securities and Exchange Commission its Form 10-K for the year ended December 31, 2004 no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       STEVE GILLINGS                (949)            707-4800
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            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                        [X]Yes  [ ]No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]Yes  [ ]No


The Registrant's net sales for the year ended December 31, 2004 will be significantly lower than its net sales of $62.2 million reported for the year ended December 31, 2003, due to: (i) the Registrant's transition from the sale of its single-layer DVD recordable drives to both double-layer DVD recordable drives and USB portable storage devices; and (ii) the reduction in net sales to two large customers that were partially offset by increased sales to a newer customer. The Registrant's net loss for the year ended December 31, 2004 will be significantly greater than its net loss of $265,317 reported for the year ended December 31, 2003 due to the sales incentives and marketing costs associated with the transition from the sale of single-layer DVD recordable drives to both double-layer DVD recordable drives and USB portable storage devices and the anticipated write-down of the Registrant's trademarks. The Registrant anticipates a write-down of its Hi-Val and Digital Research Technologies trademarks due to its marketing of newer products primarily under the I/OMagic trademark. However, the Registrant is unable, at this time, to quantify with reasonable accuracy the magnitude of either the significant decline in net sales or the significant increase in net loss for the year ended December 31, 2004 as compared to the year ended December 31, 2003.

As noted in Part III above, the Registrant's independent registered public accounting firm has not yet completed all procedures required for its audit of the Registrant's financial statements for the year ended December 31, 2004 and the Registrant is working to finalize certain restatements of its prior financial statements for the years 2001, 2002, 2003, and the first nine months of 2004.


                                 I/OMAGIC CORPORATION
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   4/1/05                By:    /s/ Steve Gillings
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                                  Steve Gillings, Chief Financial Officer